Exhibit 99.3.

Avricore Health announces new appointments

NOT FOR DISSEMINATION IN THE UNITED STATES OR THROUGH US NEWSWIRE SERVICES

VANCOUVER, British Columbia, June 18, 2019 (GLOBE NEWSWIRE) -- Avricore Health Inc. (TSXV: AVCR, OTC: AVCRF) (“Avricore Health” or the “Company”) announces today additions and changes to its board and executive team as the Company continues to align itself for further growth in the year ahead.

Sherif Guorgui is leaving the Board of Directors to take a role on the Company’s Advisory Board. “His guidance as one of Canada’s preeminent pharmacists has had a great impact on the Company’s progress and vision,” said CEO Bob Rai. “We are grateful that we will continue to benefit from his expertise and strategic advice.”

Joining the Board of Directors is David Farnfield, a Yale School of Economics graduate who brings 35 years of experience in commodity, currency and financial futures markets. While serving as Vice President at George Weston Limited, a large food manufacturer and distributor, David oversaw $1B+ in commodity and currency risk while overseeing their commodity division. He has led key negotiations between industry stakeholders on commodity supply agreements and is intimately familiar with product supply agreements.

Another addition to the Advisory Board is David Huston, President and CEO of Providen Pharmacy Logistics Ltd. located in Winnipeg, Manitoba. He is a Pharmacist and has extensive experience and knowledge of key target markets, as well as unique relationships which will support Avricore’s plan in the year ahead.

Lastly, Hector Bremner, who has served on the Advisory Board since January 2019, will now serve as Executive Vice-President, Branding, Strategic Communications and Public Affairs of the Company. Hector’s key responsibilities will be focused on communications and public affairs as well as working with key vendors to focus on business development.

“With these changes, Avricore is now even stronger I am very confident in our team’s ability to achieve our strategic plans for future growth,” said Bob Rai.

About Avricore Health Inc.

Avricore Health Inc. is committed to becoming a health innovator and applying technologies at the forefront of science to core health issues at the community pharmacy level. The Company’s goal is to empower consumers, patients and pharmacists with innovative technology, products, services and information to monitor and optimize health. www.avricorehealth.com

Cautionary Note Regarding Forward-Looking Statements: Information in this press release that involves Avricore Health’s expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. Avricore Health generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “plan,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements. In this press release, forward-looking statements may include statements regarding: integration of Molecular You’s service offerings with the HealthTab platform; the unique features that the HealthTab platform offers to pharmacists and patients; and the anticipated benefits of the HealthTab/Molecular You combination to pharmacists and patients. Forward-looking statements reflect the then-current expectations, beliefs, assumptions, estimates and forecasts of Avricore Health’s management. The forward-looking statements in this press release are based upon information available to Avricore Health as of the date of this press release. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of Avricore Health and are subject to a number of risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations, including without limitation: failure to meet regulatory requirements; changes in the market; potential downturns in economic conditions; and other risk factors described in Avricore Health’s public filings available on SEDAR at www.sedar.com. Accordingly, readers should exercise caution in relying upon forward-looking statements and Avricore Health undertakes no obligation to publicly revise them to reflect subsequent events or circumstances, except as required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Contact:

Bob Rai, Director and CEO

604-247-2639

info@avricorehealth.com

www.avricorehealth.com